UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Named as a Clearwire Mobile WiMAX™ Solution Provider in Spain Dated October 6th , 2009	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Named as a Clearwire Mobile WiMAX™ Solution Provider in Spain

Alvarion’s 4Motion® solution to enable cutting-edge 4G mobile broadband services using 3.5GHz frequency band

Tel Aviv, Israel., October 6, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced it has been selected by Clearwire International, LLC, a holding entity of Clearwire Corporation (NASDAQ: CLWR), to supply its mobile WiMAX 802.16e solution for an initial deployment in Spain. Clearwire plans to offer innovative 4G services there in selected urban areas during 2010, such as high-speed internet, VoIP and video to consumers and businesses.

Under the agreement, Alvarion will supply Clearwire, its 4Motion Mobile WiMAX 802.16e solution that incorporates the WiMAX Forum® Certified™ BreezeMAX® platform for the 3.5 GHz frequency band. BreezeMAX is designed to optimize network efficiency and enable superior coverage. The network will be built using an all-IP, open WiMAX architecture to allow Clearwire to leverage its global ecosystem of best of breed partners and solutions.

“We believe the evolution and maturity of the mobile WiMAX standard has helped to position Clearwire as a leader in meeting the pent up demand for wireless broadband services,” said Barry West, President, Clearwire International. “Alvarion’s global WiMAX deployment experience and ability to support Clearwire’s requirements made them an obvious choice as a supplier for our services in Spain. Alvarion’s proven WiMAX solutions will serve a crucial role in helping Clearwire bring high speed wireless broadband services to our customers.”

“We are delighted to be selected by Clearwire as a key partner as it continues to drive the mobile broadband industry with its truly open Internet approach. We applaud Clearwire’s visionary approach of providing an open network access to its customers,” said Tzvika Friedman, CEO of Alvarion, Ltd. “We believe this collaboration will deliver a strong business case through Alvarion’s advanced and mature WiMAX network solution that will complement both Clearwire and its partners’ solid experience in urban and rural market execution and support capabilities. As we become part of the Clearwire ecosystem, we look forward to supporting Clearwire in accelerating innovation and ultimately redefining the value of the mobile Internet. We also hope to leverage this partnership with future Clearwire service provider partners by positioning the company to provide them with market-leading products.”

Alvarion’s BreezeMAX family of radio access products is based on fourth generation OFDM radio innovation that provides state of the art 4G functionality in one of the industry’s most deployed WiMAX platforms, with more than 250 commercial deployments in service today around the globe.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion® and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum

About Clearwire

Clearwire International, LLC, a holding entity of Clearwire Corporation (NASDAQ:CLWR), offers a robust suite of advanced high-speed Internet services to consumers and businesses. As part of a multi-year network build-out plan, Clearwire’s 4G service, called CLEAR™, will be available in major metropolitan areas across the U.S., and bring together an unprecedented combination of speed and mobility. Clearwire’s open all-IP network, combined with significant spectrum holdings, provides unmatched network capacity to deliver next-generation broadband access. Strategic investors include Intel, Comcast, Sprint, Google, Time Warner Cable, and Bright House Networks. Clearwire currently provides 4G service, utilizing WiMAX technology, in 16 markets and provides pre-WiMAX communications services in 40 markets across the U.S. and Europe. Headquartered in Kirkland, Wash., additional information about Clearwire is available at www.clearwire.com.